CONTRACT SCHEDULE ADDENDUM


CONTRACT OWNER:        [John Doe]     CONTRACT NUMBER:       [??687456]

JOINT OWNER:           [Jane Doe]     ISSUE DATE:             [1/15/03]

ANNUITANT:             [John Doe]     INCOME DATE:           [04/15/13]


MORTALITY AND EXPENSE RISK CHARGE: During the Accumulation Period, the mortality and expense risk charge is equal on an annual basis to [1.35%] of the average daily net assets of the Variable Account. During the Annuity Period, the mortality and expense risk charge is equal on an annual basis to [1.35%] of the average daily net assets of the Variable Account if you request variable Annuity Payments.

[RIDER TERMINATION DATE: MM/DD/YYYY]

RIDERS TERMINATED:

[PRIME Plus Benefit Rider]
[Asset Allocation Rider]


SERVICE CENTER:

         [ALLIANZ] SERVICE CENTER
         [PO Box 1122 Southeastern, PA 19398-1122
         800-624-0197]

S40728-D                               i                                 Rewards